The Real Brokerage Inc. Announces Second Quarter 2021 Financial Results

Achieves 790% year over year revenue growth in Q2 2021 to US $23 million

126% agent growth to 2,451 agents at the end of Q2 2021

NEW YORK and TORONTO, August 11, 2021 /PRNewswire/ --The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (Nasdaq: REAX), a national, technology powered real estate brokerage in the United States is pleased to announce that it has filed its financial results for the three and six months ended June 30, 2021.

Additional information concerning Real's consolidated financial statements and related management's discussion and analysis for the three and six months ended June 30, 2021 can be found at www.sedar.com.

Q2 Financial Highlights (unaudited) (US dollars)

• Revenue increased 790% in the second quarter of 2021 to $23 million, compared to Q2 last year.

• Gross profit grew 764% to $2.4 million in the second quarter of 2021.

• Net operating loss was $2.9 million in the second quarter of 2021, compared to a net loss of $1.2 million in the second quarter of 2020.

• Adjusted EBITDA loss for the second quarter or 2021 was $496 thousand compared to Adjusted EBITDA loss of $795 thousand in the second quarter of 2020.

• Cash flow from operations increased approximately 214% to $706 thousand compared to Q2 last year.

"During the second quarter, the combination of large increases in number of agents and revenue per agent accounted for revenue growth," said Tamir Poleg, co-founder and CEO of Real. "In terms of outlook, on a monthly basis we added agents that collectively generated $20 million in trailing 12-month revenue recorded prior to joining Real. Based on these figures, we expect strong growth to continue."

Q2 and Recent Operating Highlights (unaudited)

• Surpassed 2,550 agents July 2021, a 135% increase since July 2020.

• The value of completed real estate transactions grew 853% to $906 million in Q2 2021, compared to Q2 2020.

• Revenue per agent grew to $1.5 thousand, which represents an increase of 362% compared to $326 in Q2 2021.

• As of June 30, 2021, Real offered real estate brokerage services in 31 U.S. states and the District of Columbia and had 41 full-time employees.

• As of June 30, 2021, Real's efficiency ratio (Full Time Employees : Agents) was 1:61, with a long term target of 1:75. Real views this as a competitive advantage in terms of how quickly and efficiently it can scale and provide benefit in profit margins. The industry standard is a ratio of approximately 1:25.

• On June 15, 2021, Real commenced trading its common shares on the Nasdaq Capital Market.

• On June 28, 2021, Real received C$32,845,011.20 in proceeds from accelerated warrant exercises.

• Real ended Q2 2021 with a cash balance of $37.9 million and an additional $8.9 million held in investments in securities compared to $1.7 million at the end of Q1 2020.

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. EDT.

Details of the conference call are listed below:

Date:	August 11, 2021
Time:	11:00 a.m. EST*
Dial-in Number:	North American Toll Free: 844-602-0380
International: 862-298-0970
Webcast: https://www.webcaster4.com/Webcast/Page/2699/42380

Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Passcode:	42380
Webcast Replay	https://www.webcaster4.com/Webcast/Page/2699/42380
*Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call. The replay will be available beginning approximately 1 hour after the completion of the live event.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

James Carbonara
Hayden IR
646-755-7412
james@haydenir.com

Press, for more information, please contact:
The Real Brokerage Inc.
Caroline Glennon
caroline@thunder11.com
201-564-4221

Non-IFRS Measures

This news release includes reference to "Adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included this non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, statements regarding the addition of agents to Real's business, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.